SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

DMI FURNITURE, INC.

(Name of Subject Company (Issuer))

CHURCHILL ACQUISITION CORP.

a wholly owned subsidiary of

FLEXSTEEL INDUSTRIES, INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

233230 10-1

(CUSIP Number of Class of Securities)

Ronald J. Klosterman

Vice President Finance, Chief Financial Officer & Secretary

Flexsteel Industries, Inc.

3400 Jackson Street

Dubuque, Iowa 52004-0877

Telephone: (563) 556-7730

(Name, address and telephone number of

person authorized to receive notices

and communications on behalf of filing persons)

With a copy to:

Charles W. Mulaney, Jr., Esq.

Skadden, Arps, Slate, Meagher & Flom (Illinois)

333 West Wacker Drive

Chicago, Illinois 60606

Telephone: (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$16,862,627	$1,365

*	Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 4,298,786 outstanding shares of common stock of DMI Furniture, Inc. at a purchase price of $3.30 per share. The transaction value also includes the offer price of $3.30 per share multiplied by 811,101, the estimated number of outstanding options to purchase shares of common stock of DMI Furniture, Inc.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.008090% of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,365	Filing party: Flexsteel Industries, Inc.

Form or Registration No.: Schedule TO	Date Filed: August 20, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”), originally filed with the Securities and Exchange Commission on August 20, 2003 by Churchill Acquisition Corp., a Delaware corporation (the “Purchaser”), and a wholly owned subsidiary of Flexsteel Industries, Inc., a Minnesota corporation (“Flexsteel”). The Schedule TO relates to the Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $.10 per share (the “Shares”), of DMI Furniture, Inc., a Delaware corporation (the “Company”), at a purchase price of $3.30 per share, net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase, dated August 20, 2003 (the “Offer to Purchase”), a copy of which is filed as Exhibit (a)(1) to the Statement, and the related Letter of Transmittal and the instructions thereto, a copy of which is filed as Exhibit (a)(2) to the Statement (which, as they may be amended or supplemented from time to time, together constitute the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Item 1.	Summary Term Sheet.

Item 1 is hereby amended by deleting the information under the question “Until what time may I withdraw previously tendered shares?” in the section of the Offer to Purchase entitled “Summary Term Sheet” and replacing it with the following:

You may withdraw shares at any time until the offer has expired and, if we have not accepted your shares for payment by October 18, 2003, you may withdraw them at any time after that date until we accept shares for payment. This right to withdraw will not apply to any subsequent offering period, if one is provided. See Section 4—”Withdrawal Rights.”

Item 2.	Subject Company Information.

Item 2 of the Statement is hereby amended by deleting the paragraph entitled “Additional Information” in the section of the Offer to Purchase entitled “Certain Information Concerning the Company” and replacing it with the following:

Available Information.    The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

ITEM 3.	Identity and Background of the Filing Person.

Item 3 of the Statement is hereby amended by deleting the paragraph entitled “Additional Information” in the section of the Offer to Purchase entitled “Certain Information Concerning Flexsteel and the Purchaser” and replacing it with the following:

Available Information.    Pursuant to Rule 14d-3 under the Exchange Act, Flexsteel and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Additionally, Flexsteel is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Schedule TO and the exhibits thereto, and, such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Flexsteel’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

Item 4.	Terms of the Transaction.

Item 4 is hereby amended by deleting the first and last paragraphs in the section of the Offer to Purchase entitled “ Certain Conditions of the Offer” and replacing them with the following, respectively:

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser’s right to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any validly tendered Shares if by the expiration of the Offer (as it may be extended in accordance with the requirements of the Merger Agreement), (i) the Minimum Condition shall not be satisfied or (ii) at any time on or after August 12, 2003, any of the following events shall occur and be continuing:

The foregoing conditions are for the benefit of Flexsteel and the Purchaser, may be asserted by Flexsteel or the Purchaser regardless of the circumstances giving rise to such condition, and may be waived by Flexsteel or the Purchaser in whole or in part at any time and from time to time in the discretion of Flexsteel or the Purchaser, subject in each case to the terms of the Merger Agreement; provided that the determination of the satisfaction or waiver of all conditions, other than those relating to regulatory approvals, will be made on or before the Expiration Date. The failure by Flexsteel or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted, subject to the preceding sentence, at any time and from time to time.

Item 4 is hereby further amended by deleting the first paragraph in the section of the Offer to Purchase entitled “Withdrawal Rights” and replacing it with the following:

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after October 18, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHURCHILL ACQUISITION CORP.

By:	/S/ RONALD J. KLOSTERMAN
Name: Ronald J. Klosterman Title: Treasurer & Secretary

FLEXSTEEL INDUSTRIES, INC.

By:	/S/ RONALD J. KLOSTERMAN
Name: Ronald J. Klosterman Title: Vice President Finance, Chief Financial Officer & Secretary

Dated: August 26, 2003